

Elle Rustique · 2nd

CEO & Founder at TipBrightly

San Francisco Bay Area · Contact info

1,459 followers · 500+ connections

3 mutual connections: Taylor Lark, Andrew Ryan, and 1 other

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TipBrightly

Stanford University

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Friends! We are on a roll! I'm happy to announce that ...



84 · 22 comments

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Friends! TipBrightly is super excited to bring our cashless...



58 · 14 comments

Post

I have fantastic news to share, friends! TipBrightly has bee...

CURATOR HOTEL & RESORT COLLECTION

Hotels As Independent As You

curatorhotelsandresorts.com • 1 m...

58 · 21 comments

Activity

1,459 followers

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Elle Rustique reshared a post • 5h

How illuminating it was to hear Jennifer Barnwell share her story and vision for independent hotels! TipBrightly is proud to have been selected by Curator Hotel Collection as a special vendor for cashless tippin ...show more



Bringing Independent Hotels Together | Jen Barnwell

youtube.com

4 · 1 comment

Elle Rustique reshared a post • 1d



Elle Rustique reshared a post • 3d



Elle Rustique posted this • 3w



Friends! We are on a roll! I'm happy to announce that TipBrightly is bringing on board FOUR new partnerships — Kana Hotel Group, Mereté Hotel Management, Atma Hotel Group, and Virtelle Hospitality, LLC. ...show more

84 · 22 comments

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About

Named by Nasdaq - Milestone Maker Fall 2019 | Hot Shots Disrupting Their Industries In 2019 | Center for Financial Services Innovation & The Financial Health Network - Workplace Challenge 2019 Finalist

I'm a social scientist and educator turned startup founder and social entrepreneur. I'm on a mission to ...see more

Experience

CEO & Founder

TipBrightly · Full-time

Sep 2017 - Present · 4 yrs 10 mos

Mountain View, CA

TipBrightly is a mobile payments and social impact startup in the hotel, hospitality, and travel space. We've built the first three-way integrated mobile payment system that combines cashless & c ...see more

Bay Area Wash U Entrepreneurship Committee

Washington University in St. Louis

Apr 2018 - Present · 4 yrs 3 mos

Greater St. Louis Area

The Bay Area WashU Entrepreneurship Committee is focused on strengthening and empowering our community of female entrepreneurs, innovators and funders. As a founding member of the cc ...see more

VLAB - MIT Enterprise Forum, Bay Area

2 yrs 6 mos
San Francisco Bay Area

Volunteer Experience (Former Chair)
Feb 2016 - Aug 2017 · 1 yr 7 mos

VLAB is an all-volunteer run organization and one of the top startup communities for entrepreneurs, investors, students, and technologists I served on the executive comment to support to VLAE ...see more

Marketing (former Co-Chair)
Mar 2015 - Mar 2016 · 1 yr 1 mo

As Marketing Co-Chair at VLAB MIT Enterprise Forum, Bay Area, Stanford Chapter, an all volunteer-run nonprofit dedicated to promoting the discovery of new entrepreneurial tech ventures that are ...see more

Stanford Center for Equity and Opportunity Policy in Education
11 yrs 1 mo
Stanford University

Senior Research Associate
2010 - 2015 · 5 yrs

At the Stanford Center for Opportunity Policy in Education, a research and policy center aimed at addressing inequity in education and improving college readiness across the US, I was respor ...see more

Senior Research Associate
2007 - 2011 · 4 yrs

During my tenure, I headed strategic professional development and network management for executive leadership. I also maintained relevant relationships integral large-scale organizational change ...see more

Associate Director, School Redesign Network
2004 - 2007 · 3 yrs

I managed a regional school district network to target redesign options for failing secondary schools and implemented changes based on proven models including charter and public schools. I also fo ...see more

Assistant Policy Adviser
General Teaching Council for England
2003 · Less than a year
London, United Kingdom

In London, I introduced educational practices within the United States to improve teacher quality, professional development, recruitment, and retention. As a policy liaison to think tanks, gover ...see more

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Education

Stanford University
Postdoctoral Research Fellow, Education
2002 - 2005

Through funding received from the Rockefeller Foundation, I studied the effects of high-stakes accountability policies on schools in the wake of No Child Left Behind I advised in legislation t ...see more

IOE - UCL's Faculty of Education and Society
Doctor of Philosophy (Ph.D.), Education

UCL Institute of Education (IOE) is the world's leading university for education and applied social science and in 2014 was ranked #1 worldwide. http://www.ioe.ac.uk/research/141.html ...see more

Teachers College, Columbia University
Master of Arts (MA), Educational Policy

Thesis topic: Conducted study examining the collaboration between the business community, union, district, and university to improve the quality, recruitment, and retention of teachers in Cincin ...see more

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Volunteering

Volunteer
VLAB - MIT Enterprise Forum, Bay Area
Feb 2015 - Present · 7 yrs 5 mos
Science and Technology

VLAB is the San Francisco Bay Area Chapter of the MIT Enterprise Forum, a volunteer-run nonprofit dedicated to promoting the growth and success of high-tech entrepreneurial ventures. VLAB ...see more

Skills

Program Development

Endorsed by Robert "Skip" Dousa and 2 others who are highly skilled at this

Endorsed by 3 colleagues at TipBrightly

32 endorsements

Research

Endorsed by Diane Friedlaender and 1 other who is highly skilled at this

Endorsed by 3 colleagues at TipBrightly

29 endorsements

Public Speaking

Endorsed by Debra Mustain, Ed.D. and 1 other who is highly skilled at this

Endorsed by 3 colleagues at TipBrightly

29 endorsements

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Recommendations

Received Given



Courtney Ko · 3rd
Design Producer at Wells Fargo
May 19, 2022, Courtney reported directly to Elle

Elle is the most inspiring and passionate person I have ever met. Her background in education shined through as she was a great mentor and coach. Elle has helped shape the product team to grow professionally with her exceptional leadership, passion, and ability to energize the team. In the past year, she has grown TipBrightly exponentially with her ability to take on many different roles and he ...see more



Alex L. · 3rd
Software Engineer at Atlassian
May 2, 2021, Alex reported directly to Elle

In an environment where one has to collaborate with numerous stakeholders all the while maintaining consistency and high morale, Elle continuously illuminated my understanding of what it means to have grit and determination.
...see more



Lauren M Taylor · 2nd
Accelerator at REDF- Sr Program Manager
April 30, 2021, Elle was Lauren M'S client

I had the opportunity to work with the most incredible women this year, building businesses in industries from IVF to wedding tech, but one woman has really inspired me this year and I want to celebrate her. Elle Rustique of TipBrightly.io is one of the most dedicated, dynamic, and powerful founders I've met. She is indeed a force of nature. Elle set out to address the impact that an increasingly cashless soci ...see more

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Publications

The Graduate Profile: A District Strategy for the Coherent Alignment of Student Outcomes
Stanford Center for Opportunity Policy in Education · Jan 1, 2015

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In Linked Learning districts across California, the graduate profile is becoming a multi-faceted strategy for bringing coherence, clarity, and focus to practitioners and leaders at all levels of the system. Long use ...see more

The Linked Learning Advantage: Using Linked Learning to Implement the Common Core State Standards
Stanford Center for Opportunity Policy in Education · Jan 1, 2013

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This brief examines how Linked Learning, an innovative approach to high school reform, offers an advantage to teachers, schools, and districts implementing the Common Core State Standards.

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Linked Learning in Porterville: Creating Capacity for Innovation and Change through Collaborative Leadership and Community Engagement
Stanford Center for Opportunity Policy in Education · Jan 1, 2012

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This leadership case study describes how Porterville Unified School District (PUSD) implemented Linked Learning, a state-wide initiative for redesigning large comprehensive high schools into smaller learning ...see more

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Languages

English

Interests

Influencers Companies Groups Schools



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